Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Loss and Other Comprehensive Loss

		Three months ended June 30,		Six months ended June 30,
	Notes	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Product revenue, net	3	23,992	—	31,674	—
Pre-product revenue, net	3	3,708	—	6,537	—
Total revenue from sale of therapies		27,700	—	38,211	—
Collaboration revenue	3	4,302	5,733	16,265	14,003
Total revenue		32,002	5,733	54,476	14,003

Cost of product revenue	2	(34)	—	(282)	—
Research and development costs		(20,150)	(16,471)	(38,731)	(36,356)
Selling and administrative expenses		(18,811)	(23,801)	(38,917)	(43,985)
Net other operating income / (expense)		—	40	1	(42)
Operating loss		(6,993)	(34,499)	(23,453)	(66,380)

Finance income		118	12	128	34
Finance costs	4	(1,397)	(1,288)	(2,730)	(3,148)
Non-operating expense		(1,279)	(1,276)	(2,602)	(3,114)

Loss before taxation		(8,272)	(35,775)	(26,055)	(69,494)
Income tax credit	5	2,151	2,813	3,806	7,494
Loss for the period		(6,121)	(32,962)	(22,249)	(62,000)

Other comprehensive loss
Other comprehensive loss that is or may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(323)	(38)	(118)	(130)
Total other comprehensive loss for the period		(323)	(38)	(118)	(130)

Total comprehensive loss for the period		(6,444)	(33,000)	(22,367)	(62,130)
Basic and diluted loss per share - £	6	(0.14)	(0.75)	(0.51)	(1.51)

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Financial Position as at

	Notes	June 30, 2022 £’000	December 31, 2021 £’000
Non-current assets
Property, plant and equipment		7,092	8,944
Right of use assets		21,853	22,593
Other non-current assets		6,243	4,935
Deferred tax asset	5	3,277	2,575
Total non-current assets		38,465	39,047
Current assets
Inventory	2	535	—
Trade and other receivables	7	35,273	15,208
Tax receivable		13,231	9,632
Cash and cash equivalents		208,064	237,886
Total current assets		257,103	262,726
Total assets		295,568	301,773
Equity
Share capital		88	88
Share premium		579	212,238
Foreign currency translation reserve		(29)	89
Other reserves		337,847	386,167
Share-based payment reserve		68,445	54,357
Accumulated deficit		(242,278)	(481,392)
Total equity		164,652	171,547
Non-current liabilities
Interest-bearing loans and borrowings		41,536	37,226
Deferred revenue	3	—	6,408
Lease liabilities		24,738	25,355
Provisions		87	57
Total non-current liabilities		66,361	69,046
Current liabilities
Trade and other payables	10	48,133	35,436
Deferred revenue	3	14,953	24,450
Lease liabilities		1,420	1,255
Provisions		49	39
Total current liabilities		64,555	61,180
Total liabilities		130,916	130,226
Total equity and liabilities		295,568	301,773

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

	Notes	Share capital £’000	Share premium £’000	Foreign currency translation reserve £’000	Share- based payment reserve £’000	Other reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2022		88	212,238	89	54,357	386,167	(481,392)	171,547
Loss for the period		—	—	—	—	—	(22,249)	(22,249)
Other comprehensive loss		—	—	(118)	—	—	—	(118)
Total comprehensive loss for the period		—	—	(118)	—	—	(22,249)	(22,367)
Exercise of share options		—	1,384	—	—	—	—	1,384
Capital reduction in Group’s parent company	8	—	(213,043)	—	—	(48,320)	261,363	—
Equity-settled share-based payment transactions	9	—	—	—	14,088	—	—	14,088
At June 30, 2022		88	579	(29)	68,445	337,847	(242,278)	164,652

	Notes	Share capital £’000	Share premium £’000	Foreign currency translation reserve £’000	Share- based payment reserve £’000	Other reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2021		64	—	163	18,821	386,167	(349,869)	55,346
Loss for the period		—		—	—	—	(62,000)	(62,000)
Other comprehensive loss		—	—	(130)	—	—	—	(130)
Total comprehensive loss for the period		—	—	(130)	—	—	(62,000)	(62,130)
Issue of share capital		24	210,961	—	—	—	—	210,985
Exercise of share options
Equity-settled share-based payment transactions	9	—	325	—	17,613	—	—	17,938
At June 30, 2021		88	211,286	33	36,434	386,167	(411,869)	222,139

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

		Six months ended June 30,
	Notes	2022 £’000	2021 £’000
Cash flows from operating activities
Loss for the period		(22,249)	(62,000)
Adjustments for:
Equity settled share-based payment expense	9	14,088	17,938
Depreciation		3,317	3,581
Net finance costs (non-operating expense)		2,602	3,114
Foreign exchange differences		(8,808)	(616)
Other		(131)	182
Income tax credit	5	(3,806)	(7,494)
Working capital adjustments:
Increase in receivables and other non-current assets		(19,951)	(2,984)
Increase in trade and other payables		11,474	1,299
Decrease in deferred revenue		(15,905)	(11,638)
Other working capital movements		(648)	43
Net cash used in operating activities		(40,017)	(58,575)
Cash flows from investing activities
Proceeds from sale of property, plant and equipment		5	64
Purchase of property, plant and equipment		(475)	(356)
Proceeds from investment in sub-leases		—	321
Other investing activities		128	15
Net cash flows (used in) provided by investing activities		(342)	44
Cash flows from financing activities
Gross proceeds from issue of share capital		—	226,528
Costs from issue of share capital		—	(15,543)
Exercise of share options		1,384	—
Interest paid on non-current interest-bearing loan		(1,805)	(1,623)
Repayment of lease liabilities		(1,449)	(1,601)
Net cash flows from financing activities		(1,870)	207,761
(Decrease) / increase in cash and cash equivalents		(42,229)	149,230
Net foreign exchange difference on cash held		12,407	(76)
Cash and cash equivalents at beginning of the year		237,886	129,716
Cash and cash equivalents at end of the period		208,064	278,870

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Notes to the Financial Statements

1. Organization and nature of business

General information

Immunocore Holdings plc (the “Company”) is a public limited company incorporated in England and Wales and has the following wholly owned subsidiaries: Immunocore Limited, Immunocore LLC, Immunocore Commercial LLC, Immuncore Ireland Limited, Immunocore GmbH, and Immunocore Nominees Limited (collectively referred to as the “Group”).

The Company’s American Depositary Shares (“ADSs”) began trading on the Nasdaq Global Select Market under the ticker symbol “IMCR” on February 5, 2021, following its initial public offering (“IPO”). The IPO and concurrent private placement to the Bill & Melinda Gates Foundation generated net proceeds of £210,985,000 after underwriting discounts, commissions and directly attributable offering expenses. On July 20, 2022, the Company issued and sold 2,000,000 ADSs representing ordinary shares and 1,733,333 non-voting ordinary shares, to certain institutional accredited investors as a private investment in public entity (“the PIPE”) pursuant to a securities agreement, generating proceeds of £116,700,000 ($140,000,000) before estimated deductions for offering expenses of approximately £300,000 ($400,000).

The principal activity of the Group is pioneering the development and sale of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, the Group is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In January and April 2022, the Group received approval from the U.S. Food and Drug Administration (“FDA”) and European Commission (“EC”), respectively, for its lead product, KIMMTRAK, for the treatment of unresectable or metastatic uveal melanoma (“mUM”). In June 2022, the UK’s MHRA, Health Canada, and the Australian Government Department of Health’s TGA have each approved KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. The Group expects to obtain regulatory approval for KIMMTRAK in further territories in the second half of 2022. KIMMTRAK is now approved in over 30 countries with commercial launches underway in the U.S. and Germany, and paid access in France.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Except as described in Significant Accounting Policies below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2021.

The unaudited condensed consolidated interim financial statements do not include all of the information required for the full annual financial statements and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 3, 2022 (the “Annual Report”). New accounting policies applicable to the three and six months ended June 30, 2022, are outlined further below.

The unaudited condensed and consolidated interim financial statements have been prepared under the historical cost basis, as modified by the recognition of certain financial instruments measured at fair value and are presented in pounds sterling which is the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Date of authorization

These unaudited condensed consolidated interim financial statements were prepared at the request of the Company’s Board of Directors (the “Board”) and were approved by the Board on August 10, 2022, and signed on its behalf by Dr. Bahija Jallal, Chief Executive Officer of the Group.

Adoption of new accounting standards

There have been no new accounting standards adopted by the Group in 2022 which have had a material impact on these unaudited condensed consolidated interim financial statements. There are no standards issued but not yet effective that the Group expects to have a material impact on its financial statements.

Going concern

The Group reported cash and cash equivalents of £208,064,000 and net current assets of £192,548,000 as at June 30, 2022, with an operating loss for the three and six months ended June 30, 2022 of £6,993,000 and £23,453,000, respectively, and net cash used in operating activities of for the six months ended June 30, 2022 of £40,017,000. The negative operational cash flow was largely due to the Group’s continued focus on research, development, and clinical activities to advance preclinical and clinical programs within the Group’s pipeline. While the Group generated a negative operational cash flow overall, net product and net pre-product revenue totalling £27,700,000 and £38,211,000 was recorded during the three and six months ended June 30, 2022, respectively. On July 20, 2022, the Group received £116,700,000 ($140,000,000) before deduction of attributable expenses of an estimated £300,000 through the PIPE.

In assessing the going concern assumptions, the Board has undertaken an assessment of the current business and strategy forecasts covering a two-year period, which includes KIMMTRAK revenue and the net proceeds from the PIPE in July 2022. In assessing the downside risks, the Board has also considered scenarios incorporating a range of revenue arising from KIMMTRAK. As part of considering the downside risks, the Board has considered the impact of the ongoing coronavirus 2019 (‘‘COVID-19’’) pandemic and other potential economic impacts including the war in Ukraine and related geopolitical tension and have concluded that while these may have a future impact on the Group’s business and implementation of its strategy and plans, the Board anticipates that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to the Company’s financial statements.

Given the current cash position and the assessment performed, the Board believes that the Group will have sufficient funds to continue to meet its liabilities as they fall due throughout the forecast period outlined above and therefore, the Group has prepared the financial statements on a going concern basis. This scenario is based on the Group’s lower range of anticipated revenue levels. As the Group continues to incur significant expenses in the pursuit of its business strategy, including further commercialization and marketing plans for KIMMTRAK, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to operational cash inflows. Until the Group can generate revenue from product sales sufficient to fund its ongoing operations and further develop its pipeline, if ever, it expects to finance its operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Estimates and judgements

The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported assets and liabilities as well as contingent liabilities and income and expenses in the financial period. The estimates and associated assumptions are based on information available when the unaudited condensed consolidated interim financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising that are beyond the Group’s control. Therefore, estimates may vary from eventual outcomes and may be subject to updates in future reported periods.

Judgements and estimates made, together with our significant accounting policies, are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2021, and are presented in the Group’s Annual Report. Significant updates to the Group’s estimates and accounting policies for the three and six months ended June 30, 2022 are outlined below.

Critical Accounting Estimates

Estimated rebates, chargebacks and product returns

As outlined below in the “Product revenue, net” policy, the Group recognizes revenue net of estimated deductions for rebates, chargebacks, other customer fees and product returns.

Due to its limited history of product sales in the United States having only recently received regulatory approval for its first product, the Group has no previous directly comparable information of actual rebate claims, chargebacks or levels of product returns, and the Group’s early sales information may have limited predictive value. The Group uses the expected value method to estimate revenue deductions, which considers the likelihood of a rebate, chargeback or product return being applicable to sales. The proportion of sales subject to a rebate or chargeback, and the level of product returns, is inherently uncertain and the Group’s estimates are based on internal assumptions, which may change as the Group develops more product experience, and third-party data, which the Group assesses for reliability and relevance.

Rebates and chargebacks

The Group is subject to state government Medicaid programs and other qualifying federal and state programs in the United States requiring rebates to be paid to participating state and local government entities, depending on the eligibility and circumstances of patients treated with KIMMTRAK after the Group has sold vials to specialty distributors. The Group is also subject to chargebacks from its specialty distributors under the 340B program in the United States, whereby qualifying hospitals are entitled to purchase KIMMTRAK at a lower price. For such sales, the Group’s specialty distributors charge back the difference between the wholesale acquisition cost and this lower price. Estimating rebate and chargeback deductions from revenue is judgmental due to the time delay between the date of the sale to specialty distributors and the subsequent dates on which the Group is able to determine actual amounts of chargebacks and rebates. The Group forms estimates of 340B chargeback deductions by analyzing sell-through data relating to the hospital mix of onward sales made by specialty distributors. For Medicaid and other rebates, the Group forms estimates based on internal forecasts of the patient mix and external health coverage statistics. Judgment is applied to consider the relevance and reliability of information used to make these estimates.

Judgement is also required in determining the amount of the Group’s net pre-product revenue. Rebates payable to the Economic Committee for Health Products (“CEPS”) in France under compassionate use and early access programs are subject to a high degree of estimation uncertainty. The Group’s estimate of these rebates represents the difference between the expected agreed price for the commercial sale of KIMMTRAK in France, which is subject to price negotiation, and the initial price of tebentafusp sold under the compassionate and early access program until this price is agreed. Analysis of further legislative requirements, sales volumes and the expected benefit of KIMMTRAK to patients in France is also required in the assessment of rebates payable. The Group applies judgement to assess internal targets, pricing information of other therapies approved for sale in France, information obtained from price negotiations of KIMMTRAK in other countries, and information connected with KIMMTRAK’s safety profile when forming its estimated rebate deduction from revenue.

Product returns

The Group considers several inputs when estimating potential levels of product returns. Due to the nature of KIMMTRAK as a therapy, the Group expects no product returns following patient administration by trained healthcare professionals. The Group applies judgement in assessing the level of returns for sales made to distributors which have yet to be administered to patients. The Group considers industry average return levels, distributor sell-through rates, the levels of inventory in the distribution channel, the period of time for which inventory has been held by its distributors, the level of orders placed, the expiry date of products sold, and its distributors’ right to return products in the case of vials of KIMMTRAK with a shorter period to expiry. As orders are typically placed based on scheduled administration by hospitals and healthcare facilities, the Group does not expect a significant level of product returns.

Significant Accounting Policies

Product revenue, net

Product revenue, net, relates to the sale of KIMMTRAK following marketing approval. The Group recognizes revenue at the point in time that control transfers to a customer, which is typically on delivery. The Group also operates under consignment arrangements where control passes when the Group’s distributor takes KIMMTRAK out of consignment inventory. The amount of revenue recognized under its arrangements reflects the consideration to which the Group expects to be entitled to, net of estimated deductions for rebates, chargebacks, other customer fees and product returns. Estimated revenue deductions are updated at the end of each reporting period using the latest available data. The Group considers whether any part of amounts expected to be received should be constrained to ensure that it is highly probable that a significant reversal in the cumulative revenue recognized will not occur. Estimating such deductions involves judgments which are detailed further above under “Critical accounting estimates”.

The Group’s main customers in the United States and Europe are its distributors. These distributors are invoiced at contractual list prices with payment terms of up to 50 days. When the Group has the right to offset chargebacks against trade receivables and the parties have agreed to settle the payments net, chargebacks are recorded as a reduction in trade receivables. Other chargebacks, rebates and deductions are recognized as an accrual in the condensed consolidated statement of financial position.

Pre-product revenue, net

Pre-product revenue, net, relates to the sale of tebentafusp under a compassionate use and an early access program in France. These programs provide patients with access to tebentafusp prior to KIMMTRAK becoming available as a marketed product in France. Pre-product revenue is recognized on delivery of tebentafusp to healthcare providers, which is the point in time when control is transferred. Such revenue is recognized net and represents the prices set by the Group that are expected to be retained after estimated deductions and to the extent that it is highly probable that a significant reversal of revenue will not occur. These variable estimated deductions include both an estimate of government rebates payable and an estimate of returns in the case of expiry, damage or other instances. The total rebate payable by the Group is dependent on the outcome of price negotiations with the French government, and the Group makes an estimate of these amounts payable each reporting period based on available pricing information and the applicable regulations. Returns are estimated based on industry trends and information provided by the Group’s distributors.

The estimates for rebates and returns deducted from pre-product revenue are recorded in the period the related pre-product revenue is recognized and are classified under Accruals within Trade and other payables in the Condensed Consolidated Statement of Financial Position. Costs of pre-product revenue are expensed when incurred and include costs associated with previous manufacturing of tebentafusp and other third-party selling expenses. Previous manufacturing costs were recognized in Research and development expenses at the time, and third-party selling expenses are recognized within Selling and administrative expenses.

Cost of product revenue

Cost of product revenue represents production costs including raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale. Due to the Group’s manufacturing arrangements, overheads and internal costs of product revenue are minimal. Further information on Cost of product revenue is included within the ‘Inventories’ policy below.

Trade Receivables

Trade receivables include amounts invoiced or contractually accrued where only the passage of time is required before payment is received under the Group’s collaboration agreements and other revenue arrangements. Trade receivables are assessed for impairment using the simplified approach under IFRS 9, Financial Instruments, which requires lifetime expected losses to be recognized with the initial recognition of the receivable. Due to its lack of sales history, the Group estimates expected credit losses using internal information, industry credit default information, and comparable information available from companies with similar customers. As of June 30, 2022, the amount of expected credit losses is not material.

Inventories

Inventories include finished goods manufactured for commercial sale, items in the process of being manufactured for commercial sale, and the materials to be used in the manufacturing process. The principal costs in manufacturing the Group’s inventories are raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale.

Inventories are measured at weighted average cost and presented as assets in the Condensed Consolidated Statement of Financial Position to the extent that they are recoverable. Inventories are stated at the lower of cost and net realizable value, and the Group assesses whether an expense should be recognized to write down inventory values at each reporting period. Where this expense relates to inventories manufactured or developed following marketing approval of KIMMTRAK, the Group recognizes the expense within Cost of product revenue. Prior to receiving marketing approval, the Group recorded the expense for prelaunch inventory expected to be sold in the ordinary course of business within Research and development expenses. Reversals of previous write-downs of inventories are recognized within Cost of product revenue or Research and development expenses, depending on where the write-down was originally recognized.

As at June 30, 2022, the Group held a provision against the value of its inventories of £722,000, £206,000 of which has been recognized in Cost of product revenue in the Condensed Consolidated Statement of Loss and Comprehensive Income in the six months ended June 30, 2022.

Due to the low costs involved in manufacturing KIMMTRAK, inventory costs and Cost of product revenue are not material at this time, and the Group does not expect these costs to be material for the foreseeable future.

3. Revenue

Revenue recognized during the three and six months ended June 30, 2022 and 2021 consisted of Product revenue, net, from the sale of KIMMTRAK, Pre-product revenue, net, from the sale of tebentafusp under compassionate use and early access programs, and revenue from collaboration agreements.

	For the three months ended June 30,		For the six months ended June 30,
	2022 £’000	2021 £’000	2022 £’000	2021 £’000

Product revenue, net	23,992	—	31,674	—
Pre-product revenue, net	3,708	—	6,537	—
Total revenue from sale of therapies	27,700	—	38,211	—

Collaboration revenue
GSK	—	1,286	—	4,656
Eli Lilly	—	—	7,361	—
Genentech	4,302	4,447	8,904	9,347
Total collaboration revenue	4,302	5,733	16,265	14,003
Total revenue	32,002	5,733	54,476	14,003

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of a compassionate use and early access program are presented by region based on the location of the customer below.

	For the three months ended June 30,		For the six months ended June 30,
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
United States	18,137	—	25,819	—
Europe	9,560	—	12,389	—
Rest of World	3	—	3	—
Total revenue from sale of therapies	27,700	—	38,211	—

Product revenue, net

During the three and six months ended June 30, 2022, the Group recognized £23,992,000 and £31,674,000 of net product revenue, respectively, relating to the sale of KIMMTRAK in the United States and Europe after estimated deductions for rebates, chargebacks, other customer fees and returns which are recognized in accruals as set out in the Group’s accounting policies.

Pre-product revenue, net

During the three and six months ended June 30, 2022, the Group recognized £3,708,000 and £6,537,000 of net pre-product revenue, respectively, relating to the sale of tebentafusp under a compassionate use and early access program in France after estimated deductions for rebates and returns which are recognized in accruals as set out in the Group’s accounting policies.

Genentech Collaboration

During the three and six months ended June 30, 2022, the Group recognized £4,302,000 and £8,904,000 of revenue, respectively, relating to the 2018 Genentech Agreement and IMC-C103C (for the three and six months ended June 30, 2021: £4,447,000 and £9,347,000, respectively). The revenue recognized represents both deductions from deferred revenue and research and development costs reimbursed, predominantly for clinical trial costs. Such reimbursements arise in order to ensure that research and development costs are shared equally under the 2018 Genentech Agreement. Of the revenue recognized during the three and six months ended June 30, 2022, £30,000 and £360,000 of revenue represents research and development costs reimbursements. For the three and six months ended June 30, 2021, the Group recognized research and development cost reimbursements of £175,000 and £803,000 respectively.

GSK Collaboration

GSK and the Group elected not to progress the final program under the GSK Agreement in 2021, and there is no further revenue to recognize following notice of termination in 2021 and final termination of the GSK Agreement in the three months ended March 31, 2022. Accordingly, during the three and six months ended June 30, 2022, the Group recognized no revenue relating to the GSK Agreement (for the three and six months ended June 30, 2021: £1,286,000 and £4,656,000, respectively).

Eli Lilly Collaboration

During the three and six months ended June 30, 2022, the Group recognized £nil and £7,361,000, respectively, relating to the Eli Lilly Agreement (for the three and six months ended June 30, 2021: £nil).

The Group released the remaining deferred revenue attributed to the third target under the collaboration after the parties agreed to terminate the agreement during the three months ended March 31, 2022. No further revenue under the Eli Lilly Collaboration is expected.

Deferred revenue

Of the total revenue recognized during the three and six months ended June 30, 2022, £4,272,000 and £15,905,000, respectively, was included in deferred revenue at January 1, 2022. No revenue was recognized in the three and six months ended June 30, 2022 relating to performance obligations satisfied in previous years (for the three and six months ended June 30, 2021: £nil). The remaining deferred revenue as at June 30, 2022 in the condensed consolidated statement of financial position relates to the 2018 Genentech agreement. The Group expects to recognize this remaining revenue over the next year.

4. Finance costs

	For the three months ended June 30,		For the six months ended June 30,
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Interest expense on lease liabilities	426	434	854	873
Interest expense on financial liabilities measured at amortized cost	971	854	1,876	2,275
	1,397	1,288	2,730	3,148

Interest expense on financial liabilities measured at amortized cost for the three and six months ended June 30, 2022 and 2021 is related to the $50.0 million of borrowings under the Group’s debt facility with Oxford Finance. The expense for the six months ended June 30, 2021, includes £546,000, representing a fee of $750,000, that became payable to Oxford Finance upon the completion of the IPO.

5. Income tax

Income tax credit is recognized at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted-average annual income tax credit rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax credit rate in the interim financial statements may differ from the Group’s estimate of the effective tax credit rate for the annual financial statements.

The Group’s consolidated estimated effective tax credit rate for the six months ended June 30, 2022 was 14.6% (for the six months ended June 30, 2021: 10.8%). During the six months ended June 30, 2022, the Company recorded a tax credit of £3,806,000 related to its research and development tax credits in the United Kingdom and the income tax obligations of its operating companies in the U.S. and the Republic of Ireland, which generate profit for tax purposes. The effective tax credit rate increase is primarily driven by product revenues from the sale of KIMMTRAK which have reduced the Group’s forecast annual loss before tax since the previous estimated annual effective tax rate calculated for the three months ended March 31, 2022.

A deferred tax asset of £3,277,000 has been recognized as of June 30, 2022 (December 31, 2021: £2,575,000) representing unused tax credits and capitalized research and development costs carried forward for one of the Group’s subsidiaries, Immunocore LLC, following a periodic assessment of all available and applicable information, including its forecasts of costs and future profitability and the resulting ability to reverse the recognized deferred tax assets over a short period of time.

6. Basic and diluted loss per share

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Loss for the period (£’000s)	(6,121)	(32,962)	(22,249)	(62,000)
Basic and diluted weighted average number of shares	43,935,837	43,786,088	43,901,011	41,133,447
Basic and diluted loss per share (£) (1)	(0.14)	(0.75)	(0.51)	(1.51)

(1)  Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, including ordinary shares represented by ADSs. The dilutive effect of potential shares through equity settled transactions are considered to be anti-dilutive as they would decrease the loss per share and are, therefore, excluded from the calculation of diluted loss per share.

7. Trade and other receivables

	June 30, 2022 £’000	December 31, 2021 £’000
Trade receivables	24,424	6,047
Other receivables	3,922	1,470
Prepayments and accrued income	6,927	7,691
	35,273	15,208

Included within prepayments and accrued income are amounts paid in advance for clinical trials that are expected to be expensed within 12 months.

8. Capital and reserves

On April 28, 2022, the Company completed a reduction of its share capital, as contemplated in the registration statement for the Company’s initial public offering, whereby (i) the whole of the amount standing to the credit of the Company’s share premium account was cancelled and (ii) 23,702,856,974 ordinary shares and 457,338,326 non-voting ordinary shares (which were issued by way of a bonus issue on April 25, 2022 for the purpose of capitalising the Company’s merger reserve) were cancelled. The distributable reserves created by the reduction of capital amounted to £261.4 million.

9. Share-based payments

During the three and six months ended June 30, 2022 the total share-based payment charge was £6,675,000 and £14,088,000 respectively (for the three and six months ended June 30, 2021, £9,342,000 and £17,938,000, respectively).

The Company granted 180,621 and 52,482 options in the three months ended June 30, 2022, and 2021, respectively, and 1,363,653 and 4,534,527 options in the six months ended June 30, 2022, and 2021, respectively. The options in both periods were valued using the Black-Scholes model, with the majority vesting over a four-year period from the date of grant, and with 25% of the award vesting at the end of the first year and the remaining award vesting quarterly over the following three years. In the three months ended June 30, 2022, 66,972 options vesting after one year were awarded to the Company’s non-executive directors.

The weighted average fair value and exercise prices of options granted is set out below.

	For the three months ended June 30,				For the six months ended June 30,
	2022		2021		2022		2021
	$		$		$		$
Weighted average exercise price		28.86		41.74		25.47		26.18
Weighted average fair value		17.91		26.18		15.62		16.27

As at June 30, 2022, and 2021, there were 10,174,957 and 9,339,336 outstanding options, respectively, of which 4,358,536 and 2,234,569 respectively, were exercisable.

10. Trade and other payables

	June 30, 2022 £’000	December 31, 2021 £’000
Trade payables	6,583	7,499
Other taxation and social security	863	532
Accruals	40,358	27,382
Other payables	329	23
	48,133	35,436

Accruals include estimates for rebates, chargebacks, other customer fees and returns in respect of Product revenue from the sale of KIMMTRAK in the United States and Pre-product revenue relating to the sale of tebentafusp under a compassionate use and an early access program in France.

11. Events after the reporting period

On July 20, 2022, the Company issued and sold 2,000,000 ADSs representing ordinary shares of nominal value £0.002 each and 1,733,333 non-voting ordinary shares of nominal value £0.002 each, to certain institutional accredited investors (the “Investors”) at a purchase price of $37.50 per ADS/non-voting ordinary share as a private investment in public equity (“PIPE”) pursuant to a securities purchase agreement with such investors dated July 15, 2022, generating gross proceeds of £116,700,000 ($140,000,000) before deducting estimated offering expenses payable by the Company of £300,000. The Company agreed to use reasonable best efforts to file a registration statement with the SEC covering the resale of the ADSs and non-voting ordinary shares sold in the PIPE by no later than September 30, 2022 pursuant to a registration rights agreement with such Investors dated July 15, 2022.

On July 13, 2022, the Group entered into a new lease for additional laboratory space in the United Kingdom. The lease expires in 2042; however, it is freely terminable at the Group’s option at three points during the lease prior to the expiration date. The Group may be required to make total payments of up to £5,317,000 under the lease agreement.